Exhibit 99.1

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Nine Months Ended September 30, 2013 Compared to Nine Months Ended September 30, 2012

	Nine months ended
	September 30, 2013		September 30, 2012
	(in thousands and as a percentage of total revenues) (Unaudited)
Revenues	$89,318	100%	$84,035	100%
Cost of revenues	67,416	75.5	64,250	76.5
Gross profit	21,902	24.5	19,785	23.5
Operating expenses:
Sales and marketing	6,940	7.8	5,269	6.3
General and administrative	8,745	9.8	7,519	8.9
Total operating expenses	15,685	17.6	12,788	15.2
Operating income	6,217	7.0	6,997	8.3
Financial income (expenses), net	(326)	(0.36)	1,202	1.4
Income before taxes on income	5,891	6.6	8,199	9.7
Income taxes	1,486	1.7	2,337	2.8
Net income	$4,405	4.9	$5,862	6.9

Revenues. Revenues were $89.3 million for the nine months ended September 30, 2013, an increase of 6.3% from $84 million for the nine months ended September 30, 2012.  In terms of our nine months revenue breakdown, revenues from our content management and distribution services amounted to $81.3 million and our mobile satellite services (MSS) contributed $8 million.  This compares to $77.6 million and $6.4 million in the parallel period in 2012, representing growth of 4.8% and 24.5% respectively.

The main growth in our content management and distribution services derived from the growth of our sports & events business which grew significantly in the nine months ended September 30, 2013 over the parallel period in 2012. This growth is mainly attributed to the acquisition of the business of Sm2 Sports & Media Solutions, LLC (Sm2) in the United States in November 2012 and to the acquisition of JCA on September 3, 2013.

Following is the nine months revenue breakdown by the geographical location of our customers as a percentage of total revenues:

	Nine months ended
Region	September 30, 2013	September 30, 2012
Europe	40%	42.4%
North America	30.2%	28.6%
Asia	11.1%	9.4%
the Middle East excluding Israel	7.7%	9.2%
Israel	7.7%	8.1%
rest of the world	3.3%	2.3%

Cost of Revenues. Cost of revenues consists primarily of network services costs, teleport maintenance, labor costs and depreciation and amortization.  The cost of revenues was $67.4 million for the nine months ended September 30, 2013, an increase of 4.9% from $64.2 million for the nine months ended September 30, 2012.  As a percentage of total revenues, cost of revenues is 75.5% in the nine months ended September 30, 2013 compared to 76.5% in the nine months ended September 30, 2012

Network services costs were $50.8 million in the nine months ended September 30, 2013, an increase of $2 million, or 4.0%, from $48.8 million in the nine months ended September 30, 2012.  The $50.8 million network services costs incurred in the nine months ended September 30, 2013 consist of $45.0 million of expenses related to our content management and distribution services, an increase of $1.2 million, or 2.8%, compared to the nine months ended September 30, 2012, and $5.8 million of expenses related to the cost of MSS network and transmission services from third parties, an increase of $0.7 million, or 14.7%, compared to the nine months ended September 30, 2012.

Sales and Marketing Expenses. Sales and marketing expenses increased 31.7% to $6.9 million, or 7.8% of revenues, in the nine months ended September 30, 2013 compared to $5.3 million, or 6.3% of revenues, in the nine months ended September 30, 2012.  The increase derives from additional  sales persons and their related  travel expenses and the consolidation of JCA in September 2013.

General and Administrative Expenses. General and administrative expenses increased 16.3% to $8.7 million, or 9.8% of revenues, in the nine months ended September 30, 2013 compared to $7.5 million, or 8.9% of revenues, in the nine months ended September 30, 2012.  The increase derives from an increase in share based compensation expenses resulting from additional options granted, $900 thousand dollars of non-recurring  acquisition expense.

Financial Income (Expenses), Net. Financial expenses, net were $0.3 million in the nine months ended September 30, 2013, compared to financial income, net, of $1.2 million in the nine months ended September 30, 2012, mainly driven by changes in fair value of derivatives.

Income Taxes.  Income taxes were $1.5 million in the nine months ended September 30, 2013, a decrease of $0.8 million from $2.4 million in the nine months ended September 30, 2012.  The decrease was due to the decrease in income before taxes on income from $8.2 million in the nine months ended September 30, 2012 to $5.9 million in the nine months ended September 30, 2013.

Net Income.  Net income was $4.4 million in the nine months ended September 30, 2013, a decrease of 24.9% from $5.9 million in the nine months ended September 30, 2012.  The decrease is primarily due to the financial expenses resulting from change in the fair value of embedded currency conversion derivatives and currency fluctuation.

Segment Results.  For the nine months ended September 30, 2013, our total revenues included $81.3 million of revenues derived from our content management and distribution services, an increase of $3.7 million, or 4.8%, compared to the nine months period ended September 30, 2012.  For the nine months ended September 30, 2013 our total revenues included $8 million of revenues derived from our MSS business, an increase of $1.6 million, or 24.5%, compared to the nine months period ended September 30, 2012.

The gross profit of our content management and distribution services increased by $1.4 million or 7.2% to $20.2 million or 24.9% of revenues for the nine months ended September 30, 2013, compared to $18.9 million or 24.3% of revenues for the nine months ended September 30, 2012.

The gross profit of our MSS business increased by $766 thousand or 85.7% to $1.7 million or 20.7% of revenues in the nine months ended September 30, 2013, compared to $894 thousand or 13.9% of revenues in the nine months ended September 30, 2012.

Liquidity and Capital Resources

Cash and Cash Equivalents. Cash and cash equivalents were $10.4 million at September 30, 2013, and $21.6 million at September 30, 2012.  The decrease from September 30, 2012 to September 30, 2013 was primarily attributable to an increase in net cash used in investment activities (primarily business combination and investment in fixed assets), offset by an increase in net cash provided by operating activities and decrease in net cash used in financing activities.

	Nine months ended September 30,
	2013	2012
	(unaudited in thousands)

Statement of Cash Flows Data:
Net cash provided by operating activities	$13,190	$13,104
Net cash used in investing activities	(10,428)	(202)
Net cash used in financing activities	(4,510)	(5,725)
Effect of translation adjustments	41	-
Increase (decrease) in cash and cash equivalents	$(1,707)	$7,177
Cash and cash equivalents — beginning of year	12,133	14,443
Cash and cash equivalents — end of period	$10,426	$21,620

Operating Activities

 For the nine months ended September 30, 2013, net cash provided by operating activities was $13.2 million, an increase of $0.1 million from $13.1 million of net cash provided by operating activities for the nine months ended September 30, 2012.  Our cash flow from operating activities were positively impacted due to a decrease of working capital of $0.5 million in the nine months ended September 30, 2013, compared with increase of working capital of $0.9 million in the nine months ended September 30, 2012.  For the nine months ended September 30, 2013 the decrease in working capital was mainly due to an increase in accounts payable compared to the nine months ended September 30, 2012.

Investing Activities

During the nine months ended September 30, 2013 we used $10.4 million, net, for investing activities compared to $0.2 million in the nine months ended September 30, 2012.  The increase in investing activities was mainly due to$7.6 million from business combination and an increase of $3.5 million in investments in fixed assets in the nine months ended September 30, 2013 compared to the parallel period in 2012.

Financing Activities

During the nine months ended September 30, 2013 and 2012, we paid dividends to our shareholders in the amount of $4.5 million and $5.7 million, respectively.

RRSat Global Communications Network Ltd. and its Subsidiaries Interim Condensed Consolidated Financial Statements As at September 30, 2013 (Unaudited)

Index to the Interim Condensed Consolidated Financial Statements as of September 30, 2013 (unaudited)

The Board of Directors
RRSat Global Communications Network Ltd.

Dear Sirs,

Review of the unaudited interim consolidated financial statements as of September 30, 2013 and for the nine-month and three-month periods then ended

Introduction

We have reviewed the accompanying financial information of RRsat Global Communications Network Ltd and its subsidiaries (“the Group”) comprising of the condensed consolidated interim balance sheet as of  September 30, 2013 and the related statements of operations, changes in shareholder's equity and comprehensive income and cash flows for the  nine-month and three-month periods then ended. The Board of Directors and Management are responsible for the preparation and fair presentation of this interim financial information in accordance with generally accepted accounting principles in the United States. Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with Standard on Review Engagements 1, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity of Certified Public Accountants in Israel." A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Israel and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review nothing has come to our attention that causes us to believe that the accompanying interim financial information was not prepared, in all material respects, in accordance with generally accepted accounting principles in the United States.

Somekh Chaikin
Certified Public Accountants (Isr.)
Member Firm of KPMG International

Tel-Aviv, Israel
November 11, 2013

RRSat Global Communications Network Ltd and its subsidiaries

Interim Condensed Consolidated Balance Sheets

In thousands, except share data

	September 30	December 31
	2013	2012
	(unaudited)	(audited)
Current assets
Cash and cash equivalents	$10,426	$12,133
Marketable securities and short term investments	9,197	14,224

Trade receivable (net of provision for doubtful accounts
of $9,107 and $7,580 as of September 30, 2013 and
December 31, 2012, respectively)	22,275	20,898
Other receivable	1,797	1,054
Deferred taxes	2,634	2,146
Prepaid expenses	2,152	2,445

Total current assets	48,481	52,900

Long-term prepaid expenses	2,981	2,924
Long-term land lease prepaid expenses	7,493	7,563

Assets held for employee severance payments	2,045	1,845

Fixed assets, net	46,182	42,671
Goodwill and other intangible assets, net	18,256	5,364

Total assets	$125,438	$113,267

Avi Cohen	Shmuel Koren
CEO	CFO
November 11, 2013

The accompanying notes are an integral part of the interim financial statements.

RRSat Global Communications Network Ltd. and its subsidiaries

Interim Condensed Consolidated Balance Sheets (cont’d)

	September 30	December 31
	2013	2012
	(unaudited)	(audited)
Liabilities and shareholders’ equity

Current liabilities
Account payable:
Trade	$14,358	$9,816
Other	6,292	5,322
Deferred income	7,689	9,398

Total current liabilities	28,339	24,536

Long-term liabilities
Deferred income	7,209	6,257
Liability in respect of employee severance payments and others	2,543	2,323
Contingent consideration in respect of acquisition	4,609	-
Deferred taxes	4,136	2,200

Total long-term liabilities	18,497	10,780

Total liabilities	46,836	35,316

Shareholders’ equity
Share capital
Ordinary share NIS 0.01 par value each (20,000,000
authorized as of September 30, 2013 and December 31,
2012, 17,346,561 shares issued and fully paid as of
September 30, 2013 and December 31, 2012)	40	40
Additional paid in capital	53,736	53,312
Retained earnings	24,126	24,231
Accumulated other comprehensive gain	700	368

Total shareholders’ equity	$78,602	$77,951

Total liabilities and shareholders’ equity	$125,438	$113,267

The accompanying notes are an integral part of the interim financial statements.

RRSat Global Communications Network Ltd. and its subsidiaries

Interim Condensed Consolidated Statements of Operations

In thousands, except share data

	Nine months ended		Three months ended		Year ended
	September 30	September 30	September 30	September 30	December 31
	2013	2012	2013	2012	2012
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(audited)
Revenues	$89,318	$84,035	$30,575	$28,508	$113,400

Cost of revenues	67,416	64,250	23,087	21,524	86,253

Gross income	21,902	19,785	7,488	6,984	27,147

Operating expenses

Sales and marketing	6,940	5,269	2,410	1,922	7,388

General and administrative	8,745	7,519	3,546	2,494	10,106

Total operating expenses	15,685	12,788	5,956	4,416	17,494

Operating income	6,217	6,997	1,532	2,568	9,653

Financial income
(expenses), net	(326)	1,202	(57)	822	1,521

Income before taxes on
income	5,891	8,199	1,475	3,390	11,174

Income taxes	1,486	2,337	374	946	2,884

Net income	$4,405	$5,862	$1,101	$2,444	$8,290

Income per ordinary share

Basic and diluted income
per ordinary share	0.25	0.34	0.06	0.14	0.48

Weighted average number
of ordinary share used to
compute basic income per
ordinary share	17,346,561	17,346,561	17,346,561	17,346,561	17,346,561

Weighted average number
of Ordinary share used to
compute diluted income
per ordinary share	17,625,722	17,346,561	17,630,824	17,346,561	17,346,561

The accompanying notes are an integral part of the interim financial statements.

RRSat Global Communications Network Ltd. and its subsidiaries

Interim Condensed Consolidated Statements of Comprehensive Income

In thousands, except share data

	Nine months ended		Three months ended		Year ended
	September 30, 2013	September 30, 2012	September 30, 2013	September 30, 2012	December 31, 2012
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(audited)
Net income	4,405	5,862	1,101	2,444	8,290

Other comprehensive income, net of tax:

Foreign currency translation adjustments	71	-	71	-	-
Unrealized change in investment securities,
net of tax effect $17	(49)	304	19	124	150
Reclassification adjustments for losses (profit)
of investment securities, net of tax effect of $20	(62)	4	(11)	4	69

Cash flow hedging derivatives, net of tax
effect of $287	861	-	402	-	259
Reclassification adjustments for Loss (income)
of hedging derivatives, net of tax effect of $163	*(489)	-	*(216)	-	(40)

Total other comprehensive income net of tax	332	308	265	128	438

Total comprehensive income	4,737	6,170	1,366	2,572	8,728

*  Reclassified mainly into cost of revenue

The accompanying notes are an integral part of the interim financial statements.

RRSat Global Communications Network Ltd. and its subsidiaries

Interim Condensed Consolidated Statements of Changes in Shareholder’s Equity

In thousands, except share data

	Ordinary shares				Accumulated
			Additional		other
	Number of		paid-in	Retained	comprehensive
	shares	Amount	capital	earnings	(loss) income	Total
Nine months ended
September 30, 2013
(unaudited)

Balance as at January 1, 2013	17,346,561	40	53,312	24,231	368	77,951
Stock-based compensation	-	-	424	-	-	424
Dividend paid $0.16 per share	-	-	-	(2,775)	-	(2,775)
Dividend paid $0.10 per share	-	-	-	(1,735)	-	(1,735)
Net income	-	-	-	4,405	-	4,405
Other comprehensive income	-	-	-	-	332	332

Balance as at September 30,
2013 (unaudited)	17,346,561	40	53,736	24,126	700	78,602

Nine months ended
September 30, 2012
(unaudited)

Balance as at January 1, 2012	17,346,561	40	53,010	31,727	(70)	84,707
Stock-based compensation	-	-	189	-	-	189
Dividend paid $0.23 per Share	-	-	-	(3,990)	-	(3,990)
Dividend paid $0.10 per share	-	-	-	(1,735)	-	(1,735)
Net income	-	-	-	5,862	-	5,862
Other comprehensive income	-	-	-	-	308	308

Balance as at September 30,
2012 (unaudited)	17,346,561	40	53,199	31,864	238	85,341

The accompanying notes are an integral part of the interim consolidated financial statements.

RRSat Global Communications Network Ltd. and its subsidiaries

Interim Condensed Consolidated Statements of Changes in Shareholder’s Equity (cont’d)

In thousands, except share data

	Ordinary shares				Accumulated
			Additional		other
	Number of		paid-in	Retained	comprehensive
	shares	Amount	capital	earnings	(loss) income	Total
Three months ended
September 30, 2013
(unaudited)

Balance as at July 1, 2013	17,346,561	40	53,592	24,760	435	78,827
Stock-based compensation	-	-	144	-	-	144
Dividend paid $0.10
per share	-	-	-	(1,735)	-	(1,735)
Net income	-	-	-	1,101	-	1,101
Other comprehensive income	-	-	-	-	265	265

Balance as at September 30,
2013 (unaudited)	17,346,561	40	53,736	24,126	700	78,602

Three months ended
September 30, 2012
(unaudited)

Balance as at July 1, 2012	17,346,561	40	53,098	31,155	110	84,403
Stock-based compensation	-	-	101	-	-	101
Dividend paid $0.10 per share	-	-	-	(1,735)	-	(1,735)
Net income	-	-	-	2,444	-	2,444
Other comprehensive income	-	-	-	-	128	128

Balance as at September 30,
2012 (unaudited)	17,346,561	40	53,199	31,864	238	85,341

The accompanying notes are an integral part of the interim consolidated financial statements.

RRSat Global Communications Network Ltd. and its subsidiaries

Interim Condensed Consolidated Statements of Changes in Shareholder’s Equity (cont’d)

In thousands, except share data

	Ordinary shares				Accumulated
			Additional		other
	Number of		paid-in	Retained	comprehensive
	shares	Amount	capital	earnings	(loss) income	Total

Balance as of
January 1, 2012 (audited)	17,346,561	40	53,010	31,727	(70)	84,707

Stock-based compensation	-	-	302	-	-	302
Dividend paid $0.23 per share	-	-	-	(15,786)	-	(15,786)
Net income	-	-	-	8,290	-	8,290
Other comprehensive income	-	-	-	-	438	438

Balance as of December
31, 2012 (audited)	17,346,561	40	53,312	24,231	368	77,951

The accompanying notes are an integral part of the interim consolidated financial statements.

RRSat Global Communications Network Ltd. and its subsidiaries

Interim Condensed Consolidated Statements of Cash Flows

In thousands

	Nine months ended September 30		Three months ended September 30		Year ended
					December 31
	2013	2012	2013	2012	2012
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(audited)
Cash flows from operating activities
Net income	$4,405	$5,862	$1,101	$2,444	$8,290
Adjustments required to reconcile net
income to net cash provided by
operating activities

Depreciation and amortization	6,684	6,677	2,390	2,241	8,883
Non cash stock-based compensation
expenses	424	189	144	101	302
Provision for doubtful account	1,527	2,278	453	733	2,895
Deferred taxes	(120)	264	(145)	120	692
Discount accretion and premium
amortization of available-for-sale
securities, net	(184)	(321)	(48)	(98)	(587)
Income (loss) on sales of available-for-
sale securities	(62)	4	(11)	4	92

Changes in liability in respect of
employee severance payments and others	(68)	74	(43)	2	111

Changes in fair value of derivatives	62	(923)	(46)	(611)	(1,227)
Profit (loss) from trading securities, net	(6)	(64)	(7)	(9)	(58)

Changes in assets and liabilities:

Decrease (increase) in account receivable
- trade	(1,693)	(2,202)	(302)	(1,251)	(4,391)
Decrease (increase) in account receivable
- other	(418)	213	1	161	177
Decrease (increase) in prepaid expenses	410	(622)	579	66	(222)
Decrease (increase) in long-term prepaid
expenses	(90)	113	11	(75)	(441)
Increase (decrease) in account payables	3,075	1,847	878	2,184	1,700
Increase (decrease) in deferred income	(756)	(285)	(2,507)	(573)	(324)

Net cash provided by operating activities	13,190	13,104	2,448	5,439	15,892

The accompanying notes are an integral part of the interim consolidated financial statements.

RRSat Global Communications Network Ltd. and its subsidiaries

Interim Condensed Consolidated Statements of Cash Flows (cont’d)

In thousands

	Nine months ended September 30		Three months ended September30		Year ended
					December 31
	2013	2012	2013	2012	2012
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(audited)
Cash flows from investing activities
Investment in fixed assets	(7,996)	(4,485)	(1,420)	(1,308)	(6,575)
Business combination (note 5B)	(7,563)	-	(7,563)	-	(1,218)
Investment in long term prepaid
expenses	-	(15)	-	(1)	(17)
Decrease (increase) in short-term
investments, net	1,178	-	(161)	-	(1,339)
Investments in securities available-for-sale	(3,912)	(3,513)	(1,655)	(205)	(4,946)
Decrease in trading securities, net	(221)	1,512	(221)	-	1,512
Proceeds from sale of fixed assets	-	8	-	-	8
Proceeds from securities available- for -sale	8,086	6,291	3,689	1,578	10,159
Net cash from (used in) investing
activities	(10,428)	(202)	(7,331)	64	(2,416)

Cash flows from financing activities
Dividend paid	(4,510)	(5,725)	(1,735)	(1,735)	(15,786)
Net cash used in financing activities	(4,510)	(5,725)	(1,735)	(1,735)	(15,786)

Effect of translation adjustments	41	-	41	-	-
Increase (decrease) in cash and cash
equivalents	(1,707)	7,177	(6,577)	3,768	(2,310)
Balance of cash and cash equivalents
at beginning of period	12,133	14,443	17,003	17,852	14,443
Balance of cash and cash equivalents
at end of period	10,426	21,620	10,426	21,620	12,133

A Non-cash transactions

Investment in fixed assets	107	431	107	431	37

B Supplementary cash flow information

Income taxes paid, net	1,505	798	658	939	1,218

RRSat Global Communications Network Ltd. and its subsidiaries

Interim Condensed Consolidated Statements of Cash Flows (cont’d)

In thousands

C.  Business combination

	Nine months ended September 30		Three months ended September30		Year ended
					December 31
	2013	2012	2013	2012	2012
Working capital, net	(602)	-	(602)	-	(479)
Fixed assets	1,350	-	1,350	-	411
Customer relationship	6,659	-	6,659	-	127
Goodwill	6,468	-	6,468	-	1,159
Liability in respect of employee severance
payments and others	(221)	-	(221)	-	-
Contingent consideration in respect
of acquisition	(4,609)	-	(4,609)	-	-
Long term deferred taxes	(1,482)	-	(1,482)	-	-

Net cash paid	7,563	-	7,563	-	1,218

These preliminary estimates are subject to change during the measurement period (up to one year from the acquisition date) as the company finalizes the valuation of certain assets acquired and liabilities assumed in connection with the acquisition.

The accompanying notes are an integral part of the interim consolidated financial statements.

RRSat Global Communications Network Ltd. and its subsidiaries

Notes to the Condensed Consolidated Financial Statements (unaudited)

In thousands

Note 1 - Organization and Basis of Presentation

A.           Description of business

RRSat Global Communications Network Ltd. was incorporated in 1981 and it engages in providing global, end-to-end, content distribution and management services to television and radio broadcasting industries through satellite, terrestrial fiber optic and Internet, and mobile communications services through satellites (MSS).

B.           Basis of presentation and adoption of new account standards

The interim consolidated financial statements as of June 30, 2013, and for the six-month and three-month period then ended were prepared in accordance with Generally Accepted Accounting Principles in the United States (U.S. GAAP). These financial statements were prepared in a condensed format and should be read in conjunction with the Company’s audited financial statements and accompanying notes as at December 31, 2012 (“the annual financial statements”). Results for the interim period presented are not necessarily indicative of the results to be expected for the full year.

C.           Recently issued accounting standards

In December 2011, the FASB issued ASU No. 2011-11, Balance Sheet (Topic 210): Disclosures about offsetting Assets and Liabilities. ASU 2011-11 requires an entity to disclose information about offsetting and related arrangements to enable users of financial statements to understand the effect of those arrangements on its financial position, and to allow investors to better compare financial statements prepared under U.S. GAAP with financial statements prepared under International Financial Reporting Standards (IFRS). The new standards are effective for annual periods beginning January 1, 2013, and interim periods within those annual periods. Retrospective application is required. The company implement the provisions of ASU 2011-11 as of January 1, 2013.

In February 2013, the FASB released Accounting Standards Update 2013-02, Comprehensive Income – Reporting of Amounts Reclassified Out of accumulated Other Comprehensive Income (“ASU 2013-02”). ASU 2013-02 requires an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. ASU 2013-02 does not change the current requirements for reporting net income or other comprehensive income in financial statements. The Company will be required to apply ASU 2013-02 for reporting periods beginning on January 1, 2013.

D.           Use of estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include the useful lives of fixed assets: impairment of reporting units containing goodwill, allocation of fair value of assets and liabilities in acquisitions, allowances for doubtful accounts, the valuation of derivatives, impairment of fixed and intangible assets, valuation of deferred tax assets, share-based compensation, income tax, uncertainties and other contingencies. The current economic environment has increased the degree of uncertainty inherent in those estimates and assumptions.

RRSat Global Communications Network Ltd. and its subsidiaries

Notes to the Condensed Consolidated Financial Statements (unaudited)

In thousands

Note 2 – Segments Results

The Company’s segments are strategic business units that offer different communication services and are managed accordingly.

The Company analyzes its operating segments based on the segment’s gross profit. The Company has two reportable segments: (1) Content management and distribution services to television and radio broadcasting industries (hereinafter – content management and distribution services), and (2) Mobile satellite communications services.

Management evaluates each segment’s performance based upon revenues and gross profit. Management believes such discussions are the most informative representation of how management evaluates performance. Business segments revenues and gross profit are presented below.

The following Tables show components of results of operations by segment:

Nine months ended September 30, 2013 (unaudited)

	Mobile Satellite Services	Content management and distribution services	Total
Revenues	$8,011	$81,307	$89,318

Gross income	$1,660	$20,242	$21,902

Sales and marketing			6,940
General and administration			8,745

Operating income			$6,217

Financial expenses net			(326)

Income before taxes on income			$5,891

Depreciation and amortization	$236	$6,448	$6,684

Nine months ended September 30, 2012 (unaudited):
	Mobile Satellite Services	Content management and distribution services	Total
Revenues	$6,434	$77,601	$84,035

Gross income	$894	$18,891	$19,785
			5,269
Sales and marketing			7,519
General and administration

Operating income			$6,997

Financial income net			1,202

Income before taxes on income			$8,199

Depreciation and amortization	$251	$6,426	$6,677

RRSat Global Communications Network Ltd. and its subsidiaries

Notes to the Condensed Consolidated Financial Statements (unaudited)

In thousands

Note 2 – Segments Results (cont’d)

Three months ended September 30, 2013 (unaudited)

	Mobile Satellite Services	Content management and distribution services	Total
Revenues	$2,731	$27,844	$30,575

Gross income	$514	$6,974	$7,488

Sales and marketing			2,410
General and administration			3,546

Operating income			$1,532

Financial income net			(57)

Income before taxes on income			$1,475

Depreciation and amortization	$76	$2,314	$2,390

Three months ended September 30, 2012 (unaudited):

	Mobile Satellite Services	Content management and distribution services	Total
Revenues	$2,305	$26,203	$28,508

Gross income	$382	$6,602	$6,984

Sales and marketing			1,922
General and administration			2,494

Operating income			$2,568

Financial income net			822

Income before taxes on income			$3,390

Depreciation and amortization	$83	$2,158	$2,241

RRSat Global Communications Network Ltd. and its subsidiaries

Notes to the Condensed Consolidated Financial Statements (unaudited)

In thousands

Note 2 – Segments Results (cont’d)

Year ended December 31, 2012 (audited)

	Mobile Satellite Services	Content management and distribution services	Total
Total revenue	$8,956	$104,444	$113,400

Gross income	$1,587	$25,560	$27,147

Sales and marketing			7,388
General and administration			10,106

Operating income			$9,653

Financial income net			1,521

Income before taxes on income			$11,174

Depreciation and amortization	$536	$8,347	$8,883

Revenue by geographic areas
					Year ended
	Nine months ended September 30		Three months ended September 30		December 31
	2013	2012	2013	2012	2012
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(audited)

North America	$26,987	$24,028	$9,085	$8,186	$32,844
Europe	35,805	35,600	12,615	12,151	48,325
Asia	9,892	7,892	3,565	2,773	10,578
Israel	6,898	6,803	2,121	2,212	8,908
Middle East (other than Israel)	6,852	7,740	2,142	2,447	10,006
Rest of the world	2,884	1,972	1,047	739	2,739

	$89,318	$84,035	$30,575	$28,508	$113,400

RRSat Global Communications Network Ltd. and its subsidiaries

Notes to the Condensed Consolidated Financial Statements (unaudited)

In thousands

Note 3 – Fair Value of Financial Instruments

The Company’s financial assets and liabilities consist of each and cash equivalents, short-term investments, trade and other receivables and trade and other payables and currency conversion derivatives. The carrying amount of these financial instruments approximate fair value because of the short maturity of these investments. Assets held of severance benefits are recorded at their current cash redemption value.

Fair Value Hierarchy

ASC Topic 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

•	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.
•	Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.
•	Level 3 inputs are unobservable inputs for the asset or liability.

The level in the fair value hierarchy within which a fair value measurement in its entirety falls is based on the lowest level input that is significant to the fair value measurement.

In accordance with ASC Topic 820 the Company’s available-for-sale and trading securities are classified within level 1 because their value was determined using quoted market prices in active markets. The Company’s currency conversion derivatives are classified as Level 2 as they represent foreign currency forward contracts valued primarily based on observable inputs including forward rates and yield curves.

As of September 30, 2013 the Company held approximately $425 of U.S. government or government agency marketable securities, classified as available for sale, and approximately $8,176 of marketable corporate debt securities, classified as available for sale. The Company held approximately $435 of stocks classified as trading.

RRSat Global Communications Network Ltd. and its subsidiaries

Notes to the Condensed Consolidated Financial Statements (unaudited)

In thousands

Note 3 – Fair Value of Financial Instruments (cont’d)

Assets and liabilities measured at fair value at September 30, 2013 are summarized below (unaudited):

	Quoted prices in Active Markets for Identical Assets (Level 1)	Significant other observable inputs (Level 2)	Significant Unobservable inputs (Level 3)
Assets:
Trading securities	$435	$-	$-
Available-for-sale securities:
Corporate debentures	8,176	-	-
US government or government
agencies’ debentures	425	-	-
Short term investments	-	-	-
Hedging derivatives	-	-	-
Fair value of currency
conversion derivatives	-	786	-

Total at September 30, 2013	$9,036	$786	$-

Liabilities:

Contingent consideration in respect
of acquisition	$-	$-	$4,609
Fair value of currency
conversion derivatives	-	343	-
Total at September 30, 2013	$-	$343	$4,609

Assets and liabilities measured at fair value at December 31, 2012 are summarized below (audited):

	Quoted prices in Active Markets for Identical Assets (Level 1)	Significant other observable inputs (Level 2)	Significant Unobservable inputs (Level 3)
Assets:
Trading securities	$213	$-	$-
Available-for-sale securities:
Corporate debentures	11,014	-	-
US government or government
agencies’ debentures	1,658	-	-
Short term investments	1,339	-
Hedging derivatives	-	292	-
Fair value of currency
conversion derivatives	-	691	-

Total at December 31, 2012	$14,224	$983	$-
Liabilities:
Fair value of currency
conversion derivatives
at December 31, 2012	$-	$682	$-

RRSat Global Communications Network Ltd. and its subsidiaries

Notes to the Condensed Consolidated Financial Statements (unaudited)

In thousands

Note 3 – Fair Value of Financial Instruments (cont’d)

Gross unrealized losses on investment securities and the fair value of the related securities, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position were as follows:

At September 30, 2013 (unaudited)
	Unrealized losses (all less than 12 months)	Fair value
Available for sale:
Corporate debentures	(53)	4,969

Total at September 30, 2013 (unaudited)	(53)	4,969

At December 31, 2012 (audited)

	Unrealized losses (all less than 12 months)	Fair value
Available for sale:
Corporate debentures	(17)	2,918

Total at December 31, 2012 (audited)	(17)	2,918

The unrealized losses on investments in U.S. government or government agencies and corporate debt securities were caused mainly by current market conditions the contractual terms of these investments do not permit the issuer to settle the securities at a price less than the amortized cost of the investment. Since the Company does not plan to sell and is not likely to be required to sell the investments before the expected recovery of the amortization cost basis, these investments are not considered other than temporarily impaired.

RRSat Global Communications Network Ltd. and its subsidiaries

Notes to the Condensed Consolidated Financial Statements (unaudited)

In thousands

Note 4 – Employees’ Stock Options

A.
Under the Company’s 2006 Israel Equity Incentive Plan (the “Plan”), the Company may grant its directors, officers and employees restricted shares, restricted share units and options to purchase the Company’s ordinary shares under Section 102 which provides certain tax benefits in connection with share-based compensation to employees, officers and directors. The Company’s may also grant other persons awards under its equity incentive plan. However, such other persons (controlling shareholders, services providers etc.) will not enjoy the tax benefits provided by Section 102. The plan permits the issuance of up to 1,258,392 shares of common stock.

The terms of the granted options provides that the options may only be exercised in the method of cashless exercise, and the exercise price of the options shall be adjusted for any cash dividends distributed to shareholders of record after the date of grant and prior to the date of vesting of the applicable option tranche. The general vesting period of the above options is 4 years according to the following schedule: 50% of the options shall vest after 2 years from grant date, and during the following 2 years the remaining options shall vest in 8 installments (6.25% each) at the end of each quarter. The options shall have a term of seven years, an acceleration vesting upon change of control, and otherwise be subject to the terms of our 2006 Equity Incentive Plan.

B.
On January 23, 2013, the Company’s shareholders granted to five of its directors, options to purchase 65,000 ordinary Shares of the company, with an exercise price of $6.85 per share. The terms of the granted options provides that the options may only be exercised in the method of cashless exercise, and the exercise price of the options shall be adjusted for any cash dividends distributed to shareholders of record after the date of grant and prior to the date of vesting of applicable option.

The vesting period for 20,000 options to two directors is according to the following schedule: 50% of the options shall vest on January 23, 2015, and the remaining options shall vest in 8 installments (6.25% each) every three months commencing January 23, 2017. The options shall have a term of seven years, an acceleration vesting upon change of control, and otherwise be subject to the terms of our 2006 Equity Incentive Plan.

The vesting period for 45,000 options to three directors is in three equal installments during the three years from the grant date. The options shall have a term of seven years, an acceleration vesting upon change of control, and otherwise be subject to the terms of our 2006 Equity Incentive Plan.

The fair value of each option granted was estimated on the date of grant under Black-Scholes model, assuming dividend yield of 6.5%, as a result if the described dividend adjustment mechanism and on the basis of the following assumptions:

(1)	A risk-free, annual interest rate within the range of 0.57%-1.00% for the expected term of the options which represents the risk free interest rate of US zero-coupon Government Bonds.
(2)	An expected average volatility within the range of 39.18%-47.984%, representing a weighted average standard deviation rate for stock price of the Company, which is traded on the NASDAQ
(3)	The average expected term of the options is within the range 4-5.5 years.

As of September 30, 2013, there was approximately $127 of unrecognized compensation cost related to non-vested options to be recognized over the remaining vesting periods under a straight-line method.

RRSat Global Communications Network Ltd. and its subsidiaries

Notes to the Condensed Consolidated Financial Statements (unaudited)

In thousands

Note 4 – Employees’ Stock Options (cont’d)

C.
During March 2013, the Company granted two of its employees options to purchase 52,500 ordinary shares of the company, with an exercise price in within the range of $7.93-$7.96 per share. The terms of the granted options provides that the options shall be adjusted for any cash dividends distributed to shareholders of record after the date of grant and prior of the date of vesting.

The vesting period for the above options is 4 years according to the following schedule: 50% of the options shall vest after 2 years of March, 2015, and during the following 2 years the remaining options shall vest in 8 installments (6.25%) at the end of each quarter until March, 2017. The options shall have a term of seven years, an acceleration vesting upon change of control, and otherwise be subject to the terms of our 2006 Equity Incentive Plan.

The fair value of each option granted was estimated on the date of grant under Black-Scholes model, assuming dividend yield of 6.5%, as a result of the described dividend adjustment mechanism and on the basis of the following assumptions:

(1)	A risk-free, annual interest rate within the range of 0.75%-1.15% for the expected term of the options which represents the risk free interest rate of US zero-coupon Government bonds.
(2)
An expected average volatility within the range of 44.79%-47.5%, representing a weighted average standard deviation rate for stock price of the Company, which is traded on NASDAQ National Market since October 2006.

(3)	The Average expected term of the options is within the range of 4-5.5 years.

As of September 30, 2013, there was approximately $105 of unrecognized compensation cost related to non-vested options to be recognized over the vesting periods under a straight-line method.

D.
On May 1, 2013, the Company’s shareholders granted to one of its managers, options to purchase 85,000 ordinary shares of the Company, with an exercise price of $8.03 per share. The terms of the granted options provides that the options may only be exercised in the method of cashless exercise, and the exercise price of the options shall be adjusted for any cash dividends distributed to shareholders of record after the day of grant and prior to the date of vesting of the applicable option.

The vesting period for the above options is 4 years according to the following schedule: 50% of the options shall vest after 2 years on may, 2015 and during the following 2 years the remaining options shall vest in 8 installments (6.25% each) at the end of each quarter until may, 2017. The options shall have a term of seven years, an acceleration vesting upon change of control, and otherwise be subject to the terms of our 2006 Equity Incentive Plan.

RRSat Global Communications Network Ltd. and its subsidiaries

Notes to the Condensed Consolidated Financial Statements (unaudited)

In thousands

Note 4 – Employees’ Stock Options (cont’d)

D.           (cont’d)

The fair value of each option granted was estimated on the date of grant under Black-Scholes model, assuming dividend yield of 6.5%, as a result of the described dividend adjustment mechanism and on the basis of the following assumptions:

(1)	A risk-free, annual interest rate within the range of 0.65%-0.86% for the expected term of the options which represents the risk free interest rate of US zero-coupon Government bonds.
(2)
An expected average volatility within the range of 44.56%-47.43%, representing a weighted average standard deviation rate for stock price of the Company, which is traded on NASDAQ National Market since October 2006.

(3)	The Average expected term of the options is within the range of 4-5.5 years.

As of September 30, 2013, there was approximately $180 of unrecognized compensation cost related to non-vested options to be recognized over the vesting periods under a straight-line method.

E.
On August 27, 2013, the Company’s shareholders granted to one of its managers, options to purchase 17,500 ordinary shares of the Company, with an exercise price of $7.97 per share. The terms of the granted options provides that the options may only be exercised in the method of cashless exercise, and the exercise price of the options shall be adjusted for any cash dividends distributed to shareholders of record after the day of grant and prior to the date of vesting of the applicable option.

The vesting period for the above options is 4 years according to the following schedule: 50% of the options shall vest after 2 years on August, 2015 and during the following 2 years the remaining options shall vest in 8 installments (6.25% each) at the end of each quarter until August, 2017. The options shall have a term of seven years, an acceleration vesting upon change of control, and otherwise be subject to the terms of our 2006 Equity Incentive Plan.

The fair value of each option granted was estimated on the date of grant under Black-Scholes model, assuming dividend yield of 6.5%, as a result of the described dividend adjustment mechanism and on the basis of the following assumptions:

(4)	A risk-free, annual interest rate within the range of 1.19%-1.85% for the expected term of the options which represents the risk free interest rate of US zero-coupon Government bonds.
(5)
An expected average volatility within the range of 34.56%-45.92%, representing a weighted average standard deviation rate for stock price of the Company, which is traded on NASDAQ National Market since October 2006.

(6)	The Average expected term of the options is within the range of 4.5-5.5 years.

As of September 30, 2013, there was approximately $35 of unrecognized compensation cost related to non-vested options to be recognized over the vesting periods under a straight-line method.

RRSat Global Communications Network Ltd. and its subsidiaries

Notes to the Condensed Consolidated Financial Statements (unaudited)

In thousands

Note 4 – Employees’ Stock Options (cont’d)

F.
On September 3, 2013, the Company’s shareholders granted to three of its employees, options to purchase 107,500 ordinary shares of the Company, with an exercise price of $7.92 per share. The terms of the granted options provides that the options may only be exercised in the method of cashless exercise, and the exercise price of the options shall be adjusted for any cash dividends distributed to shareholders of record after the day of grant and prior to the date of vesting of the applicable option.

The vesting period for the above options is 4 years according to the following schedule: 50% of the options shall vest after 2 years on September, 2015 and during the following 2 years the remaining options shall vest in 8 installments (6.25% each) at the end of each quarter until September, 2017. The options shall have a term of seven years, an acceleration vesting upon change of control, and otherwise be subject to the terms of our 2006 Equity Incentive Plan.

The fair value of each option granted was estimated on the date of grant under Black-Scholes model, assuming dividend yield of 6.5%, as a result of the described dividend adjustment mechanism and on the basis of the following assumptions:

(7)	A risk-free, annual interest rate within the range of 1.32%-1.99% for the expected term of the options which represents the risk free interest rate of US zero-coupon Government bonds.
(8)
An expected average volatility within the range of 34.56%-45.92%, representing a weighted average standard deviation rate for stock price of the Company, which is traded on NASDAQ National Market since October 2006.

(9)	The Average expected term of the options is within the range of 4.5-5.5 years.

As of September 30, 2013, there was approximately $231 of unrecognized compensation cost related to non-vested options to be recognized over the vesting periods under a straight-line method.

Note 5 – Events in Reporting Period

A.
On April 4, 2013, Viola Group, a private equity investment group, entered into a series of agreements to acquire approximately 13% of the Company's shares from Kardan Communications Ltd (hereinafter: Kardan) and approximately 7% of the Company's shares from David Rivel, the Company’s founder, director and former Chief Executive Officer.

On May 7, 2013, Viola Group and David Rivel consummated the transactions between the parties and Viola Group acquired approximately 7% of the Company’s shares. Following the consummation of the transaction, David Rivel continues to own approximately 5% of the Company's shares.

On September 10, 2013, Viola Group and Kardan consummated the transactions between the parties and Viola Group acquired approximately 13% of Company’s shares. Following the consummation of the transaction, Kardan continues to own approximately 11% of Company’s shares.

RRSat Global Communications Network Ltd. and its subsidiaries

Notes to the Condensed Consolidated Financial Statements (unaudited)

In thousands

Note 5 – Events in Reporting Period (cont’d)

In connection with the transactions, Viola Group has also entered into shareholders agreements with each of Kardan, David Rivel and Del-Ta Engineering Equipment Ltd., the holder of approximately 39% of the Company’s shares.

The Company is not a party to the agreements and is not issuing Viola Group any new shares in the transactions.

B.
On September 3, 2013, the Company acquired all the issued share capital of TVP Group Ltd., a UK company and the sole shareholder of JCA Ltd., a London-based provider on content management services, for an aggregate purchase price of $9.0 million and deferred payment of up to $5.5 million payable three years after the closing subject to achievement of defined business results. The purchase price is subject to a working capital adjustment. The allocation of purchase price was estimated by an external international expert in finance.

C.
On May 8, 2013, the Company’s Board of Directors declared a cash dividend in the amount of $0.16 per ordinary share, and in aggregate amount of approximately $2.77 million. The dividend was paid on June 13, 2013 of record at the end of the trading day on NASDAQ on May 20, 2013.

D.
On August 7, 2013, the Company’s Board of Directors declared a cash dividend in the amount of $0.1 per ordinary share, and in aggregate amount of approximately $1.7  million. The dividend was paid on September 11, 2013 of record at the end of the trading day on NASDAQ on August 21, 2013.

Note 6 – Subsequent Event

A.
On November 11, 3013 the Board of Directors has adopted a new dividend policy pursuant to which, subject to applicable law and the discretion of the Board of Directors from time to time, it shall distribute a dividend to the shareholders at the end of each calendar quarter equal to 50% of the net income recorded in the Company’s quarterly financial statements for the quarter.

B.
On November 11, 2013, the Board of Directors declared a cash dividend in the amount of $0.03 per ordinary share, and in the aggregate amount of approximately $520 thousand. The dividend will be payable on December 11, 2013 to all of the Company's shareholders of record at the end of the trading day on the NASDAQ on November 25, 2013.